Exhibit (a)(3)

May 2, 2007

Dear PYR Energy stockholder:

I am pleased to inform you that PYR Energy Corporation and Samson Acquisition Corp., a wholly owned subsidiary of Samson Investment Company, have agreed to merge in a transaction valued at $49.4 million, plus the assumption of PYR Energy’s debt. The Board of Directors of PYR Energy has approved a definitive merger agreement dated as of April 23, 2007.

Pursuant to the merger agreement, Samson has amended its cash tender offer as set forth in the enclosed supplement to the offer to purchase, and will now pay $1.30 in cash for all PYR Energy shares validly tendered, including all shares already tendered to Samson’s Depositary.

Stockholders are encouraged to act promptly, as the offer will expire at Midnight, New York City time, on Thursday, May 24, 2007, unless extended. Completion of the tender offer and the merger is subject to at least two thirds of the fully diluted outstanding shares of PYR Energy being validly tendered into the offer and to a limited number of other customary conditions.

We urge you to read the enclosed materials carefully. If you have any questions regarding the offer or the merger or how to tender your shares, please contact Innisfree M&A Incorporated, toll free at 888-750-5833.

Kenneth R. Berry, Jr.
Chief Executive Officer

1675 Broadway, Suite 2450, Denver, Colorado 80202, Phone: (303)-825-3748, Fax: (303)-825-3768